Condensed consolidated interim financial statements of
Li-Cycle Holdings Corp.
Three and six months ended June 30, 2023 and 2022
(Unaudited)

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of loss and comprehensive loss
Unaudited $ millions except for per share amounts, for the		Three months ended June 30,		Six months ended June 30,
	Notes	2023	2022	2023	2022
Revenue
Product sales	3	$3.1	$(0.4)	$6.2	$7.3
Recycling services	3	0.5	0.4	1.0	0.7
		3.6	—	7.2	8.0

Expenses
Employee salaries and benefits		16.0	12.0	30.8	22.3
Share-based compensation		3.7	4.5	6.9	11.5
Office, administrative and travel		6.6	4.2	11.1	7.3
Professional fees		4.6	4.4	7.6	7.6
Raw materials and supplies		5.7	2.7	14.4	3.8
Depreciation	8, 9	4.0	2.6	7.7	4.5
Plant facilities		2.0	1.0	3.9	1.9
Marketing		0.8	0.8	1.5	1.4
Freight and shipping		0.9	0.9	1.7	1.2
Research and development		0.8	0.4	1.3	0.9
Change in finished goods inventory		1.6	(0.2)	0.7	—
Other		(0.6)	—	1.2	—
Operating expenses		46.1	33.3	88.8	62.4

Loss from operations		(42.5)	(33.3)	(81.6)	(54.4)

Other income (expense)

Interest income	4	4.2	1.3	9.2	1.5
Interest expense and other costs	4	(4.3)	(3.8)	(8.8)	(7.9)
Gain on financial instruments	4	7.3	7.7	6.6	22.6
		7.2	5.2	7.0	16.2

Net loss before taxes		(35.3)	(28.1)	(74.6)	(38.2)
Income tax		—	—	0.1	—
Net loss		$(35.3)	$(28.1)	$(74.7)	$(38.2)

Net loss attributable to
Shareholders of Li-Cycle Holdings Corp.		$(35.2)	$(28.1)	$(74.6)	$(38.2)
Non-controlling interest		(0.1)	—	(0.1)	—
Net loss and comprehensive loss		$(35.3)	$(28.1)	$(74.7)	$(38.2)

Loss per common share - basic and diluted	22	$(0.20)	$(0.17)	$(0.42)	$(0.23)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of financial position

Unaudited $ millions, as at	Notes	June 30, 2023	December 31, 2022

Assets
Current assets
Cash and cash equivalents		$288.8	$517.9
Accounts receivable	5	0.9	4.3
Other receivables	5	5.0	10.0
Prepayment and deposits	6	103.5	95.2
Inventories	7	2.5	8.3
		400.7	635.7

Non-current assets
Plant and equipment	8	392.4	210.4
Right-of-use assets	9	56.7	50.8
Other assets	10	9.1	4.2
		458.2	265.4
Total assets		$858.9	$901.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	12	$77.9	$75.9
Lease liabilities	13	5.5	5.6
		83.4	81.5

Non-current liabilities
Lease liabilities	13	53.0	48.3
Deferred revenue	14	5.4	—
Convertible debt	15	284.2	272.9
Restoration provisions	16	2.7	0.4
		345.3	321.6
Total liabilities		428.7	403.1

Equity
Share capital	18	776.8	772.4
Other reserves		21.2	18.7
Accumulated deficit		(367.5)	(293.0)
Accumulated other comprehensive loss		(0.3)	(0.3)
Equity attributable to the Shareholders of Li-Cycle Holdings Corp.		430.2	497.8
Non-controlling interest	19	—	0.2
Total equity		430.2	498.0
Total liabilities and equity		$858.9	$901.1

Commitments and contingencies (Note 21)
The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of changes in equity
Unaudited $ millions, except for number of shares	Notes	Number of common shares	Share capital	Contributed surplus	Accumulated deficit	Accumulated other comprehensive loss	Equity attributable to the Shareholders of Li-Cycle Holdings Corp.	Non-controlling interest	Total
Balance, December 31, 2021		163.2	$672.1	$4.2	$(219.0)	$(0.3)	$457.0	$—	$457.0
Exercise of warrants		5.7	46.0	—	—	—	46.0	—	46.0
Shares issued for cash		5.3	49.7	—	—	—	49.7	—	49.7
Exercise of stock options		1.1	0.2	(0.2)	—	—	—	—	—
Stock option expense		—	—	4.6	—	—	4.6	—	4.6
Settlement of RSUs		—	0.5	(0.5)	—	—	—	—	—
RSUs expense		—	—	6.9	—	—	6.9	—	6.9
Non-controlling interest in subsidiary		—	—	—	—	—	—	0.3	0.3
Comprehensive loss		—	—	—	(38.2)	—	(38.2)	—	(38.2)
Balance, June 30, 2022		175.3	$768.5	$15.0	$(257.2)	$(0.3)	$526.0	$0.3	$526.3

Balance, December 31, 2022		176.1	$772.4	$18.7	$(293.0)	$(0.3)	$497.8	$0.2	$498.0
Exercise of stock options	18	1.2	0.6	(0.6)	—	—	—	—	—
Stock option expense	18	—	—	1.8	—	—	1.8	—	1.8
Settlement of RSUs	18	0.5	4.2	(4.2)	—	—	—	—	—
RSUs expense	18	—	—	5.5	—	—	5.5	—	5.5
Unwinding of Non-controlling interest	19	—	(0.4)	—	—	—	(0.4)	(0.2)	(0.6)
Comprehensive loss		—	—	—	(74.5)	—	(74.5)	—	(74.5)
Balance, June 30, 2023		177.8	$776.8	$21.2	$(367.5)	$(0.3)	$430.2	$—	$430.2

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of cash flows
Unaudited $ millions, for the		Three months ended June 30,		Six months ended June 30,
	Notes	2023	2022	2023	2022
Operating activities
Net loss		$(35.3)	$(28.1)	$(74.7)	$(38.2)
Items not affecting cash
Share-based compensation	18	3.7	4.5	6.9	11.5
Depreciation	8, 9	4.0	2.6	7.7	4.5
Foreign exchange (gain) loss on translation		0.2	(0.4)	0.4	(0.1)
Fair value (gain) loss on financial instruments	15	(7.3)	(7.7)	(6.6)	(22.6)
Interest expense	4	3.7	3.9	7.7	7.7
Interest paid		(0.8)	(0.4)	(1.8)	(0.9)
Interest received		4.6	1.3	9.9	1.5
Interest income	4	(4.2)	(1.3)	(9.2)	(1.5)
		(31.4)	(25.6)	(59.7)	(38.1)
Changes in non-cash working capital items
Accounts receivable	5	2.8	5.3	3.4	(0.6)
Other receivables		0.2	(2.2)	4.3	(2.3)
Prepayments and deposits	6, 10	(8.8)	(7.5)	(12.1)	(15.3)
Inventories	7	2.6	(1.9)	5.8	(3.9)
Accounts payable and accrued liabilities	8, 12	(10.7)	7.8	(7.7)	17.3
Deferred Revenue	14	5.4	—	5.4	—
Net cash used in operating activities		(39.9)	(24.1)	(60.6)	(42.9)

Investing activities
Purchases of plant and equipment	8	(57.0)	(36.1)	(163.6)	(53.6)
Prepaid equipment deposits	6	(21.4)	(28.3)	(1.1)	(27.2)
Net cash used in investing activities		(78.4)	(64.4)	(164.7)	(80.8)

Financing activities
Proceeds from private share issuance, net of share issuance costs	18	—	49.7	—	49.7
Proceeds from convertible debt	15	—	198.7	—	198.7
Capital contribution from the holders of non-controlling interest	18	—	0.3	—	0.3
Purchase of non-controlling interest	19	(0.4)	—	(0.4)	—
Repayment of lease principal	13	(1.7)	(1.3)	(3.4)	(2.4)
Net cash (used in) from financing activities		(2.1)	247.4	(3.8)	246.3

Net change in cash and cash equivalents		(120.4)	158.9	(229.1)	122.6
Cash and cash equivalents, beginning of the period		409.2	527.4	517.9	563.7
Cash and cash equivalents, end of the period		$288.8	$686.3	$288.8	$686.3

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Holdings Corp.
Notes to the condensed consolidated interim financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts

1.Corporate information

Company overview

Li-Cycle Holdings Corp. (together with its subsidiaries, "Li-Cycle" or the "Company") is a leading global lithium-ion battery resource recovery company and North America’s largest pure-play lithium-ion battery recycler, with a growing presence in Europe. The Company leverages its innovative, sustainable and patented Spoke & Hub Technologies™ to provide a safe, scalable, customer-centric solution to recycle all different types of lithium-ion batteries. With major customers and partners around the world, Li-Cycle is on a mission to recover critical battery-grade materials to create a domestic closed-loop battery supply chain for a clean energy future. The Company is governed by the Business Corporations Act (Ontario) and its registered address is 207 Queens Quay West, Suite 590, Toronto, Ontario.

Li-Cycle started its business as Li-Cycle Corp., which was incorporated under the Business Corporations Act (Ontario) on November 18, 2016.

On March 28, 2019, Li-Cycle Corp. incorporated a wholly-owned subsidiary, Li-Cycle Inc., under the General Corporation Law of the State of Delaware. This subsidiary operates the Company’s U.S. Spoke facilities.

On September 2, 2020, Li-Cycle Corp. incorporated a wholly-owned subsidiary, Li-Cycle North America Hub, Inc., under the General Corporation Law of the State of Delaware. This subsidiary is developing the Company’s first commercial Hub, in Rochester, New York.

On August 10, 2021, in accordance with the plan of arrangement to reorganize Li-Cycle Corp., the Company finalized a business combination (the "Business Combination") with Peridot Acquisition Corp. On closing of the Business Combination, the common shares of Li-Cycle Holdings Corp. were listed on the New York Stock Exchange and commenced trading under the symbol “NYSE:LICY”.
2.    Basis of preparation

2.1 Statement of compliance
On December 21, 2022, the Company announced a change in its financial year end from October 31st to December 31st. The change is being made to better align Li-Cycle’s financial reporting calendar with peer group companies. The Company's current financial year will cover the period from January 1, 2023 to December 31, 2023.

These unaudited condensed consolidated interim financial statements ("interim financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") under International Accounting Standard (IAS) 34 - Interim Financial Reporting. Except for certain amendments and interpretations to the IFRS that apply for the first time to the Company described in Note 2.6, these interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as set forth in Note 2 of the Company's consolidated financial statements for the year ended October 31, 2022.

These interim financial statements were approved and authorized for issue by the Audit Committee of the Board of Directors on August 14, 2023.

2.2 Basis of measurement
These interim financial statements have been prepared on a going concern basis, using historical cost basis, except for financial assets and liabilities that have been measured at amortized cost or fair value through profit and loss.
2.3 Basis of consolidation
These interim financial statements include the financial information of the Company and its subsidiaries. The Company’s subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to

Li-Cycle Holdings Corp.
Notes to the condensed consolidated interim financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts affect those returns through its power over the investee. The subsidiaries are included in the interim financial statements of the Company from the effective date of incorporation up to the effective date of disposition or loss of control. In assessing control, potential voting rights that are presently exercisable or convertible is taken into account. The accounting policies of subsidiaries are aligned with policies adopted by the Company.

The Company’s principal subsidiaries and their geographic location as at June 30, 2023 are set forth in the table below:

Company	Location	Ownership interest
Li-Cycle Corp.	Ontario, Canada	100%
Li-Cycle Americas Corp.	Ontario, Canada	100%
Li-Cycle U.S. Inc.	Delaware, U.S.	100%
Li-Cycle Inc.	Delaware, U.S.	100%
Li-Cycle North America Hub, Inc.	Delaware, U.S.	100%
Li-Cycle Europe AG	Switzerland	100%
Li-Cycle APAC PTE. LTD.	Singapore	100%
Li-Cycle France SARL	France	100%
Li-Cycle Germany GmbH	Germany	100%
Li-Cycle Norway AS	Norway	100%
Intercompany transactions, balances and unrealized gains/losses on transactions between the Company and its subsidiaries have been eliminated.
2.4 Presentation currency
These interim financial statements are presented in U.S. dollars, which is the Company's functional currency. All figures are presented in millions of U.S. dollars unless otherwise specified.
2.5 Foreign currencies
The reporting and functional currency of the Company is the U.S. dollar. Transactions in currencies other than the U.S. dollar are recorded at the rates of exchange prevailing on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date.
2.6 Recently adopted IFRS Standards
Due to the change in year-end, IFRS Standards effective from January 2022 and January 2023 may impact the financial statements.

The Company has adopted the following accounting amendments that were effective commencing January 1, 2022 or January 1, 2023. The adoption of these standards have not had a material impact on the financial statements:

•Amendments to IFRS 3, Business Combinations - Reference to the Conceptual Framework. The amendment is effective for annual periods beginning on or after January 1, 2022.

•Amendments to IAS 37 - Provisions, Contingent Liabilities and Contingent Assets. The amendment specifies costs an entity should include in determining the "cost of fulfilling" a potential onerous contract. The amendment is effective for annual periods beginning on or after January 1, 2022.

•Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors replace the definition of a change in accounting estimates with a definition of accounting estimates. The amendment is effective for annual periods beginning on or after January 1, 2023.

•Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments changes the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments to IAS 1 and IFRS

Li-Cycle Holdings Corp.
Notes to the condensed consolidated interim financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts practice statements 2 are effective for annual periods beginning on or after January 1, 2023, with earlier application permitted and are applied prospectively.
•Amendments to IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts. The amendment is effective for annual period beginning on or after January 1, 2023.

•Amendments to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits reducing the cost of property, plant and equipment by proceeds while bringing an asset to capable operations. The amendment is effective for periods beginning on or after January 1, 2022.

•Amendments to IAS 12 Income taxes - Deferred Tax related to Assets and Liabilities arising from Single Transaction, narrowing the scope for exemption when recognizing deferred taxes. The amendment is effective for annual periods beginning on or after January 1, 2023.

2.7 New and revised IFRS Standards issued but not yet effective
At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Standards that have been issued but are not yet effective.

New/Revised Standard	Description
Amendments to IAS 1	Classifying liabilities as current or non-current
Amendments to IFRS 16	Lease liability in a sale & leaseback
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
Amendments to IFRS 7 and IAS 7	Supplier Finance Arrangements
The adoption of the IFRS Standards listed above are not expected to have a material impact on the financial statements of the Company in future periods.

3.    Revenue – product sales and recycling services

For the	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Product revenue recognized in the period	$5.0	$4.3	$12.2	$7.6
Fair value pricing adjustments	(1.9)	(4.7)	(6.0)	(0.3)
Product sales	3.1	(0.4)	6.2	7.3
Recycling services	0.5	0.4	1.0	0.7
Revenue	$3.6	$—	$7.2	$8.0

For the	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Product revenue recognized in the period	$5.0	$4.3	$12.2	$7.6
Recycling services	0.5	0.4	1.0	0.7
Total revenue before FV pricing adjustment	$5.5	$4.7	$13.2	$8.3

Product revenue from black mass and black mass equivalents ("Black Mass & Equivalents" or "BM&E") and shredded metal, and the related trade accounts receivable, are measured at initial recognition using provisional prices for the constituent metals at the time of initial recognition. Any unsettled sales at the end of each reporting period are remeasured using the market prices of the constituent metals at the period end. Changes in fair value are recognized as an adjustment to product revenue, and the related accounts receivable, and can result in gains and losses when the applicable metal prices increase or decrease from the date of initial recognition.

Refer to Note 20 for the impact of movements in the cobalt and nickel prices.

Li-Cycle Holdings Corp.
Notes to the condensed consolidated interim financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts
4.    Other income (expense)
The following table summarizes the Company's other income (expense):

For the	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Interest income on short-term investments	$4.2	$1.3	$9.2	$1.5
Interest income	4.2	1.3	9.2	1.5

Interest expense and accretion on convertible debt (net of capitalized interest)	(2.7)	(3.3)	(5.7)	(6.7)
Interest expense on leases	(0.9)	(0.5)	(1.8)	(0.9)
Other finance costs	(0.1)	(0.1)	(0.2)	(0.1)
Foreign exchange losses	(0.6)	0.1	(1.1)	(0.2)
Interest expense and other costs	(4.3)	(3.8)	(8.8)	(7.9)

Fair value gain (loss) on embedded derivatives (Note 15)	7.3	7.7	6.6	11.5
Fair value gain on warrants (Note 17)	—	—	—	11.1
Gains (losses) on financial instruments	7.3	7.7	6.6	22.6

Total	$7.2	$5.2	$7.0	$16.2
5. Accounts receivable

As at	June 30, 2023	December 31, 2022
Trade receivables	$0.9	$4.3
Total accounts receivable	0.9	4.3

Non-trade receivables	$—	$3.5
Sales taxes receivable	3.2	4.1
Other	1.8	2.4
Total other receivables	$5.0	$10.0

For product revenue, the Company estimates the amount of consideration to which it expects to be entitled under provisional pricing arrangements, which is based on the initial assay results and market prices of certain constituent metals on the date control is transferred to the customer. For the three and six months ended June 30, 2023, the fair value loss arising from changes in estimates was $1.9 million and $6.0 million, respectively (three and six months ended June 30, 2022: fair value losses of $4.7 million and $0.3 million, respectively), which is included in the respective accounts receivable balances. Refer to Note 3 for additional details on product revenue and fair value adjustments recognized in the period.

The Company assesses the need for allowances related to credit loss for receivables based on its past experience, the credit ratings of its existing customer and economic trends. For the three and six months ended June 30, 2023, the Company recorded a recovery of credit loss of $0.1 million and a credit loss allowance of $0.9 million, respectively, included in the Other line on the statement of loss and comprehensive loss (three and six months ended June 30,2022: $nil and $nil). The movements in the three and six months ended June 30, 2023 relates to a dispute with a new customer, with whom the Company has terminated its business relationship. The Company has assessed its receivables and concluded that this does not cast doubt on the collectability of trade receivables due from other customers.

Other receivables relate to interest receivable.

Li-Cycle Holdings Corp.
Notes to the condensed consolidated interim financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts
6.    Prepayment and deposits

As at	June 30, 2023	December 31, 2022
Prepaid lease deposits	$0.7	$0.5
Prepaid transaction costs	2.9	0.6
Prepaid construction charges	3.6	1.4
Prepaid equipment deposits	87.2	86.1
Prepaid insurance	6.3	4.2
Other prepaids	2.8	2.4
Prepaids and deposits	$103.5	$95.2
Other prepaids consist principally of other deposits and prepaid subscriptions.
7. Inventories

As at	June 30, 2023	December 31, 2022
Raw materials	$0.1	$5.8
Finished goods	1.8	1.8
Parts and tools	0.6	0.7
Total inventories	$2.5	$8.3

The cost of inventories recognized as an expense during the three and six months ended June 30, 2023 was $9.8 million and $20.8 million, respectively (three and six months ended June 30, 2022: $5.5 million and $8.7 million, respectively).

The inventory balances for raw materials and finished goods are adjusted to the lower of cost or net realizable value. For the three and six months ended June 30, 2023, the reversal of prior period write down for raw materials inventory included in the Raw materials and supplies line was $1.7 million and $1.9 million, respectively (three and six months ended June 30, 2022: write down of $0.4 million and a write down reversal of $0.2 million, respectively). For the three and six months ended June 30, 2023, partial reversal of prior period write down included in the adjustment for finished goods inventory was $0.6 million and $1.6 million, respectively (three and six months ended June 30, 2022: $nil and $nil). Refer to Note 20 for additional details on commodity prices.
8. Plant and equipment

For the six months ended June 30,						2023
	Assets under construction	Plant equipment and other	Computer equipment	Vehicles	Leasehold improvements	Total
Cost
Balance, beginning of the period	$167.1	$38.2	$2.1	$0.3	$9.9	$217.6
Additions	185.1	—	0.6	—	0.2	185.9
Transfers	(3.1)	3.1	—	—	—	—
Balance, end of the period	349.1	41.3	2.7	0.3	10.1	403.5

Accumulated depreciation
Balance, beginning of the period	—	(5.3)	(0.3)	(0.1)	(1.5)	(7.2)
Depreciation	—	(2.8)	(0.5)	—	(0.6)	(3.9)
Balance, end of the period	—	(8.1)	(0.8)	(0.1)	(2.1)	(11.1)
Net book value	$349.1	$33.2	$1.9	$0.2	$8.0	$392.4

Li-Cycle Holdings Corp.
Notes to the condensed consolidated interim financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts
For the three and six months ended June 30, 2023, $2.3 million and $4.3 million, respectively in employee salaries (three and six months ended June 30, 2022: $nil and $nil) and $0.2 million and $0.4 million, respectively in share-based compensation costs (three and six months ended June 30, 2022: $nil and $nil) were capitalized to assets under construction.

For the three and six months ended June 30, 2023, borrowing costs of $6.5 million and $12.2 million, respectively were capitalized to assets under construction (three and six months ended June 30, 2022: $nil and $nil). The capitalization rate used to determine the amount of borrowing costs eligible for capitalization in the period was a weighted average effective interest rate of 12.5%.

As of June 30, 2023, $58.2 million of the accounts payable balance is made up of non-cash additions to plant and equipment (December 31, 2022: $48.5 million).

Refer to Note 21 for details of contractual commitments to purchase fixed assets.
9. Right-of-use assets

For the six months ended June 30,			2023
	Premises	Equipment	Total
Cost
Balance, beginning of the year	$58.5	$0.7	$59.2
Additions	9.6	0.1	9.7
Termination/derecognition	(0.7)	—	(0.7)
Balance, end of the year	67.4	0.8	68.2

Accumulated depreciation
Balance, beginning of the year	(8.3)	(0.1)	(8.4)
Termination/derecognition	0.7	—	0.7
Depreciation	(3.7)	(0.1)	(3.8)
Balance, end of the year	(11.3)	(0.2)	(11.5)
Carrying amounts	$56.1	$0.6	$56.7
The weighted average lease term of the Company's premises and equipment leases is 3.42 years.
10. Other assets

As at	June 30, 2023	December 31, 2022
Prepaid lease deposits	$4.8	$2.4
Prepaid insurance	1.2	1.8
Restoration deposit	3.1	—
Total other assets	$9.1	$4.2
11. Related party transactions
The remuneration of the executive officers and directors, who are the key management personnel of the Company, is set out below:

Li-Cycle Holdings Corp.
Notes to the condensed consolidated interim financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts

For the	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Salaries	$0.9	$1.0	$1.8	$1.8
Share-based compensation	2.4	3.2	4.6	8.7
Fees and benefits	1.1	1.0	2.0	1.9
Post employment benefits	—	—	0.1	—
Total remuneration of key management personnel	$4.4	$5.2	$8.5	$12.4

Total amounts paid to directors in respect of director services in the three months and six months ended June 30, 2023 was $0.1 million and $0.2 million, respectively (three and six months ended June 30,2022:$0.1 million and $0.2 million, respectively).
Outstanding balances of remuneration of the executive officers and directors are summarized as follows:

As at	June 30, 2023	December 31, 2022
Accounts payable and accrued liabilities	$1.7	$2.8
Outstanding balances	1.7	2.8
Related party expenses are recorded at exchange amounts. For the three months and six months ended June 30, 2023, total transactions with related parties are $0.1 million and $0.1 million, respectively (three and six months ended June 30, 2022: $0.1 million and $0.2 million, respectively).
12.    Accounts payable and accrued liabilities

As at	June 30, 2023	December 31, 2022
Trade payables	$21.0	$26.5
Accrued fixed assets	37.7	35.4
Accrued expenses	9.3	4.4
Accrued compensation	9.9	9.6
Total accounts payable and accrued liabilities	$77.9	$75.9
13.    Lease Liabilities

For the six months ended June 30, 2023	Premise	Equipment	Total
Balance, beginning of the period	$53.3	$0.6	$53.9
Additions	7.3	0.3	7.6
Lease repayments	(3.3)	(0.1)	(3.4)
Foreign exchange gains (losses)	0.4	—	0.4
Balance, end of the period	$57.7	$0.8	$58.5
Non-current portion of lease liabilities	$(52.4)	$(0.6)	$(53.0)
Current Lease Liabilities	$5.3	$0.2	$5.5

Li-Cycle Holdings Corp.
Notes to the condensed consolidated interim financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts
In the three and six months ended June 30, 2023, the Company recognized interest expense of $0.9 million and $1.8 million, respectively, related to lease liabilities (three and six months ended June 30, 2022: $0.5 million and $0.9 million, respectively).
The Company’s lease obligations include leases for plant operations, storage facilities, and office space for employees.

Maturity analysis (undiscounted)
As at June 30, 2023	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Premises	$8.2	$8.2	$7.8	$7.6	$6.9	$41.2	$79.9
Equipment	0.6	0.6	0.5	0.2	0.1	—	2.0
Total	$8.8	$8.8	$8.3	$7.8	$7.0	$41.2	$81.9

Maturity analysis (undiscounted)
As at December 31, 2022	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Premises	$8.7	$7.7	$7.3	$7.1	$6.4	$40.7	$77.9
Equipment	0.2	0.1	0.1	0.1	0.1	—	0.6
Total	$8.9	$7.8	$7.4	$7.2	$6.5	$40.7	$78.5
14.    Deferred revenue
On March 28, 2023 the Company signed a definitive agreement for a global lithium-ion battery recycling partnership with a leading global provider of industrial trucks and supply chain solutions. As part of the agreement, the Company received 5 million Euros in reservation fee for future battery recycling services. The deferred revenue will be recognized in revenue as the services are provided.

As at	June 30, 2023	December 31, 2022
Balance, beginning of the period	$—	$—
Additions	5.4	—
Balance, end of the period	$5.4	$—

15.    Convertible Debt

As at	June 30, 2023	December 31, 2022
KSP Convertible Notes (a)	$97.4	$91.5
Glencore Convertible Notes (b)	186.8	181.4
Total convertible debt at end of the period	$284.2	$272.9

Li-Cycle Holdings Corp.
Notes to the condensed consolidated interim financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts
(a) KSP Convertible Notes

As at	June 30, 2023	December 31, 2022
Principal of convertible notes at beginning of the period	$110.2	$101.8
Issuance of convertible notes	4.4	8.4
Principal of convertible notes at end of the period	114.6	110.2

Conversion feature at beginning of the period	6.0	19.9
Fair value loss (gain) on embedded derivative	(0.7)	(13.9)
Conversion feature at end of the period	5.3	6.0

Debt component at beginning of the period	85.5	74.2
Debt component issued	4.4	8.4
Accrued interest paid in kind	(4.4)	(8.4)
Accrued interest expense and accretion	6.6	11.3
Debt component at end of the period	92.1	85.5
Total convertible debt at end of the period	$97.4	$91.5
On September 29, 2021, the Company entered into a Note Purchase Agreement (the “KSP Note Purchase Agreement”) with Spring Creek Capital, LLC (an affiliate of Koch Strategic Platforms, LLC, being a subsidiary of Koch Investments Group) and issued an unsecured convertible note (the "KSP Convertible Note”) for a principal amount of $100 million to Spring Creek Capital, LLC. The KSP Convertible Note will mature on September 29, 2026 unless earlier repurchased, redeemed or converted. Interest on the KSP Convertible Note is payable semi-annually, and Li-Cycle is permitted to pay interest on the KSP Convertible Note in cash or by payment in-kind (“PIK”), at its election. Interest payments made in cash are based on an interest rate of LIBOR plus 5.0% per year, and PIK interest payments were based on an interest rate of LIBOR plus 6.0% per year, with a LIBOR floor of 1% and a cap of 2%. Starting July 1, 2023, as the LIBOR interest rate is no longer published, the interest rate will instead be based on the sum of the Secured Overnight Financing Rate ("SOFR") and 0.58% (being average spread between the SOFR and LIBOR during the three-month period ending on the date on which LIBOR ceased to be published). The PIK election results in the issuance of a new note under the same terms as the KSP Convertible Note, issued in lieu of interest payments with an issuance date on the applicable interest date. On May 1, 2022, Spring Creek Capital, LLC assigned the KSP Convertible Note and the PIK note outstanding at that time to an affiliate, Wood River Capital, LLC. The Company has elected to pay interest by PIK since the first interest payment date of December 31, 2021. The KSP Convertible Note and the PIK notes issued thereunder are referred to collectively as the "KSP Convertible Notes”, and as at June 30, 2023, comprised the following:

Note	Date Issued	Amount Issued
KSP Convertible Note	September 29, 2021	$100.0
PIK Note	December 31, 2021	1.8
PIK Note	June 30, 2022	4.1
PIK Note	December 31, 2022	4.3
PIK Note	June 30, 2023	4.4
Total		$114.6

The conversion feature under the KSP Convertible Notes has been recorded as an embedded derivative liability since the conversion ratio does not always result in a conversion of a fixed dollar amount of liability for a fixed number of shares. The KSP Convertible Note had an initial conversion price of approximately $13.43 per Li-Cycle common share, subject to customary anti-dilution adjustments, for which price was established based on 125% of the 7-day volume-weighted average price of Li-Cycle’s common shares prior to the date of the KSP Convertible Note Purchase Agreement. Should the Company’s share price be equal to or greater than $17.46, for a period of twenty consecutive days, the Company can force conversion of the KSP Convertible Notes. Li-Cycle will settle its conversion obligations through the delivery of its own common shares. As at June 30, 2023, no conversions had taken place.

The fair value of the embedded derivatives upon issuance of the KSP Convertible Note was determined to be a liability of $27.7 million whereas the remaining $72.3 million, net of

Li-Cycle Holdings Corp.
Notes to the condensed consolidated interim financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts transaction costs of $1.6 million, was allocated to the principal portion of the debt. During the three and six months ended June 30, 2023, the Company recognized a fair value gain of $0.9 million and $0.7 million on the embedded derivatives, respectively. The embedded derivatives were valued using the Binomial Option Pricing Model. The assumptions used in the model were as follows:

	(Issuance date) September 29, 2021	December 31, 2022	June 30, 2023
Risk free interest rate	1.1%	4.2%	4.6%
Expected life of options	5 years	3.8 years	3.3 years
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock price volatility	66%	63%	49%
Share Price	$12.56	$4.76	$5.55
Expected volatility was determined by calculating the average implied volatility of a group of listed entities that are considered similar in nature to the Company.

(b) Glencore Convertible Notes

As at	June 30, 2023	December 31, 2022
Principal of convertible notes at beginning of the period	$208.1	$—
Issuance of convertible notes	8.4	208.1
Principal of convertible notes at end of the period	216.5	208.1

Conversion feature at beginning of the period	16.5	—
Conversion feature issued	—	46.2
Fair value loss (gain) on embedded derivative	(5.9)	(29.7)
Conversion feature at end of the period	10.6	16.5

Debt component at beginning of the period	164.9	—
Debt component issued	8.4	162.0
Transaction costs	—	(1.3)
Accrued interest paid in kind	(8.4)	(8.1)
Accrued interest expense and accretion	11.3	12.3
Debt component at end of the period	176.2	164.9
Total convertible debt at end of the period	$186.8	$181.4

On May 31, 2022, the Company issued an unsecured convertible note (the “Glencore Convertible Note”) for a principal amount of $200 million to Glencore Ltd. (“Glencore”), a subsidiary of Glencore plc (LON: GLEN). The Glencore Convertible Note will mature on May 31, 2027 unless repurchased, redeemed or converted earlier. Interest on the Glencore Convertible Note is payable semi-annually, with Li-Cycle permitted to pay interest on the Glencore Convertible Note in cash or by payment in-kind (“PIK”), at its election. Interest payments made in cash are based on an interest rate of the Secured Overnight Financing Rate ("SOFR") for a tenor comparable to the relevant interest payment period plus 0.42826% (the “Floating Rate”) plus 5% per annum if interest is paid in cash and plus 6% per annum if interest is paid in PIK. The Floating Rate has a floor of 1% and a cap of 2%. The PIK election results in the issuance of a new note under the same terms as the Glencore Convertible Note, issued in lieu of interest payments with an issuance date on the applicable interest date.

In connection with any optional redemption and provided that Glencore has not elected to convert the Glencore Convertible Note into common shares, the Company must issue warrants (the “Glencore Warrants”) to Glencore on the optional redemption date that entitle the holder to acquire, until the maturity date of the Glencore Convertible Note, a number of common shares equal to the principal amount of the Glencore Convertible Note being redeemed divided by the then applicable conversion price. The initial exercise price of the Glencore Warrants will be equal to the conversion price as of the optional redemption date. As at June 30, 2023, no conversions had taken place.

The conversion feature under the Glencore Convertible Note has been recorded as an embedded derivative liability as the conversion ratio does not always result in a conversion of a fixed dollar

Li-Cycle Holdings Corp.
Notes to the condensed consolidated interim financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts amount of liability for a fixed number of shares. The Glencore Convertible Note has a conversion price of approximately $9.95 per Li-Cycle common share, subject to customary anti-dilution adjustments. The Company has elected to pay interest by PIK since the first interest payment on November 30, 2022. The Glencore Convertible Note and the PIK notes issued thereunder are referred to collectively as the "Glencore Convertible Notes", and as at December 31, 2022, comprised the following:

Note	Date Issued	Amount Issued
Glencore Convertible Note	May 31, 2022	$200.0
PIK Note	November 30, 2022	8.1
PIK Note	May 31, 2023	8.4
Total		$216.5

The fair value of the embedded derivative liability upon issuance of the Glencore Convertible Note was determined to be $46.2 million with the remaining $153.8 million, net of transaction costs of $1.3 million, allocated to the initial amortized cost of the host debt instrument. During the three and six months ended June 30, 2023, the Company recognized a fair value gain of $6.4 million and $5.9 million on the embedded derivatives. The embedded derivatives were valued using the Black-Scholes Option Pricing Model. The assumptions used in the model were as follows:

	(Issuance date) May 31, 2022	December 31, 2022	June 30, 2023
Risk free interest rate	2.9%	4.2%	4.4%
Expected life of options	5 years	4.4 years	3.9 years
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock price volatility	68%	63%	48%
Share Price	$8.15	$4.76	$5.55

Expected volatility was determined by calculating the average implied volatility of a group of listed entities that are considered similar in nature to the Company.
16.    Restoration Provision
The Company has a legal obligation to complete the site restoration and decommissioning of its leased plant properties in Germany, New York and Ontario. The provision for decommissioning and site restoration is determined using the estimated costs provided by the State of Saxony-Anhalt, Germany, New York Department of Environmental Conservation and Ontario Ministry of the Environment, Conservation and Parks.

The following table represents the continuity of the restoration provision associated with the Company’s leased plant properties:

As at	June 30, 2023	December 31, 2022
Balance, beginning of the period	$0.4	$0.3
Additions	2.3	0.1
Balance, end of the period	$2.7	$0.4

The present value of the restoration provision of $2.7 million (2022: $0.4 million) was calculated using an average risk-free rate of 1.55%.

17.    Warrants
In connection with the completion of the Business Combination on August 10, 2021, the Company assumed obligation for Peridot Acquisition Corp.’s warrants to purchase up to 23,000,000 common shares at their fair market value of $2.10 per share for a total acquired liability of $48.3 million.

Li-Cycle Holdings Corp.
Notes to the condensed consolidated interim financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts
The total number of warrants was made up of 15,000,000 Public Placement Warrants ("Public Warrants") and 8,000,000 Private Placement Warrants ("Private Warrants"). All of the warrants had a 5-year term, expiring on September 24, 2025. The Public Warrants had an exercise price of $11.50 per share, with a redemption price of $0.10 per warrant if the Company's share price exceeded $10.00, on a cashless basis. If the Company's share price exceeded $18.00 for any 20 trading days within the 30 trading day period ending three trading days before the Company elected to deliver a notice of redemption, the redemption price was $0.01 on a cash basis. The Private Warrants had an exercise price of $11.50 per share, redeemable only at such time that the share price of the Company was between $10.00 and $18.00, at $0.10 per warrant. The Private Warrants were not transferable until 30 days after the close of the Business Combination, which was September 9, 2021.

On December 27, 2021, the Company announced that it would redeem all of its warrants to purchase common shares of the Company that remained outstanding at 5:00 p.m. New York City time on January 26, 2022 (the "Redemption Date") for a redemption price of $0.10 per warrant. Based on the redemption fair market value that was announced on January 11, 2022, warrant holders who surrendered their warrants on a "Make-Whole Exercise" prior to the Redemption Date received 0.253 common shares of the Company per warrant. As of January 31, 2022, (i) 9,678 warrants were exercised at the exercise price of $11.50 per common share, and (ii) 22,540,651 warrants were surrendered by holders in the Make-Whole Exercise. The remaining 449,665 unexercised warrants were redeemed at $0.10 per warrant.

For the six months ended June 30,		2022
	Number of warrants
Balance, beginning of the period	22,997,712	$57.1
Cash exercises	(7,396)	—
Cashless exercises	(22,540,651)	(46.0)
Redemptions	(449,665)	—
Fair value (gain) on warrants		(11.1)
Balance, end of the period	—	$—
Warrants were re-measured through profit or loss at each period end, using first level inputs. As of June 30, 2022, there were no warrants outstanding.
18.    Share capital and share-based compensation
Authorized share capital
Li-Cycle Holdings Corp. is authorized to issue an unlimited number of voting common shares without par value. All issued shares are fully paid.

The changes in the Company’s outstanding common shares were as follows:

For the	Six months ended		Year ended
	June 30, 2023		December 31, 2022
	Number of shares (in millions)	Capital Stock	Number of shares (in millions)	Capital Stock
Balance, beginning of the period	176.1	$772.4	163.2	$672.1
Exercise of RSUs	0.5	4.2	0.3	4.1
Exercise of stock options	1.2	0.6	1.6	0.5
Exercise of warrants (Note 17)	—	—	5.7	46.0
Issuance of shares to LG Energy Solution, Ltd. and LG Chem, Ltd.	—	—	5.3	49.7
Unwinding of Non-controlling interest	—	(0.4)	—	—
Balance, end of the period	177.8	$776.8	176.1	$772.4

On May 12, 2022, the Company announced the successful completion of the $50 million aggregate investment in common shares of the Company by LG Energy Solution, Ltd. (“LGES”) and LG Chem, Ltd. (“LGC”). The Company issued 5,300,352 shares at an average price of $9.43 per common shares to LGES and LGC (being 2,650,176 common shares each). The investment

Li-Cycle Holdings Corp.
Notes to the condensed consolidated interim financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts was split into two tranches: (i) an initial tranche of 4,416,960 common shares, in the aggregate, at a price of $10.00 per share (for an aggregate initial tranche subscription price of approximately $44.2 million), and (ii) a second tranche of 883,392 common shares, in the aggregate, at a price of $6.60 per share (for an aggregate second tranche subscription price of approximately $5.8 million). The total cash inflow, net of transaction costs, was $49.7 million.
Long-term incentive plans
Stock options
Stock options have been issued under the Company's 2021 Long Term-Incentive Plan ("LTIP Plan") and certain legacy plans ("Legacy Plans"). Each of the Company's stock options converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. The vesting period is one-third on the first-year anniversary of the grant of the option, and one-third every consecutive year thereafter. If an option remains unexercised after a period of 10 years from the date of grant, the option expires. Options are forfeited if the recipient terminates their employment or contract with the Company before the options vest.

A summary of stock option activities is as follows:

For the six months ended June 30,		2023		2022
$ millions, except number of options	Number of stock options	Weighted average exercise price of stock options	Number of stock options	Weighted average exercise price of stock options
Balance, beginning of the period	4,368,732	$4.58	5,328,279	$2.88
Granted	1,088,500	5.76	687,993	7.61
Exercised	(1,475,618)	0.74	(1,186,547)	0.34
Forfeited	(124,133)	10.32	(2,619)	10.93
Balance, end of the period	3,857,481	6.20	4,827,106	4.17
Exercisable stock options	1,835,320	4.92	3,367,088	1.90

During the six months ended June 30, 2023, 1,475,618 stock options were exercised on a cashless basis (2022: 1,186,547), resulting in the issuance of 1,244,036 common shares (2022: 6,846,906) of the Company, net of stock option issuance costs.

A summary of the outstanding stock options is as follows:

As of June 30,				2023
Plan	Range of exercise prices	Number of stock options	Weighted-average remaining contractual life (years)	Expiration year
Legacy Plans	$ 0.37-2.15	1,078,057	5.90	April 2024- February 2031
LTIP Plans	4.94-13.20	2,779,424	8.83	August 2031 - May 2033
		3,857,481

The Company recognized total expenses of $1.1 million and $1.8 million related to stock options during the three and six months ended June 30, 2023, respectively (three and six months ended June 30, 2022: $1.3 million and $4.6 million, respectively).

The fair value of the stock options granted during the three and six months ended June 30, 2023 was determined to be $nil and $3.6 million, respectively (three and six months ended June 30, 2022: $nil and $3.3 million, respectively), using the Black-Scholes Merton option pricing model. The assumptions used in the stock option pricing model for the grants during the six months ended June 30, 2023 were as follows:

Risk free interest rate	3.45% - 3.59%
Expected life of options	6 years
Expected dividend yield	0%
Expected stock price volatility	57.81% - 58.65%
Expected forfeiture rate	0.146% - 4.127%

Li-Cycle Holdings Corp.
Notes to the condensed consolidated interim financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts
Expected volatility was determined by calculating the average historical volatility of a group of listed entities that are considered similar in nature to the Company.
Restricted share units
Under the terms of the Company's LTIP Plan, restricted share units ("RSUs") have been issued to executives, directors, employees and advisors. The RSU vesting periods ranged from several months to 3 years. The RSUs represent the right to receive common shares from the Company. RSUs issued under the LTIP Plan are expected to be settled in common shares. RSUs issued under the LTIP Plan are classified as equity on the consolidated statements of financial position.

The Company recognized share-based compensation expense relating to RSUs totaling $2.8 million and $5.5 million in the three and six months ended June 30, 2023, respectively (three and six months ended June 30, 2022: $3.2 million and $6.9 million, respectively).

A summary of RSU activities is as follows:

For the six months ended June 30,		2023		2022
$ millions, except number of RSUs	Number of RSUs	Weighted average share price on grant date	Number of RSUs	Weighted average share price on grant date
Balance, beginning of the period	2,000,680	8.69	938,752	11.47
Granted	2,261,496	5.63	1,377,985	7.70
Exercised	(544,000)	7.67	(40,404)	13.20
Forfeited	(206,821)	7.92	(24,613)	9.15
Balance, end of the period	3,511,355	6.92	2,251,720	9.16

RSUs granted in the three and six months ended June 30, 2023 vest over 1 to 3 years.

For the three and six months ended June 30, 2023, RSU and stock option costs capitalized to assets under construction were $0.2 million and $0.4 million, respectively (three and six months ended June 30, 2022: $nil and $nil, respectively).

19.    Non-controlling interest
On January 26, 2022, the Company entered into an agreement with ECO STOR AS (“ECO STOR”) and Morrow Batteries AS (“Morrow”) to form Li-Cycle Norway AS for the purpose of developing a new Spoke facility in southern Norway. Li-Cycle became the majority owner of Li-Cycle Norway AS with a 67% ownership interest, while Nordic-headquartered strategic partners ECO STOR and Morrow held a 31% and 2% ownership interest, respectively.

On June 29, 2023 the Company purchased all shares of Li-Cycle Norway AS held by ECO STOR and Morrow, eliminating all non-controlling interests in the entity. The Company paid $0.4 million for these shares, bringing its ownership interest in Li-Cycle Norway AS from 67% to 100%. This transaction created a loss of $0.6 million which is reflected in equity and had no impact on the Statement of loss and comprehensive loss.

The carrying amount of Li-Cycle Norway AS net assets in the Company's consolidated financial statements on the date of acquisition was $0.6 million.

in millions of US dollars
Carrying amount of NCI acquired ($0.6 million x 33%)	$0.2
Consideration paid to NCI	0.4
A decrease in equity attributable to owners of the Company	$0.6

Li-Cycle Holdings Corp.
Notes to the condensed consolidated interim financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts
20.    Financial instruments and financial risk factors
Fair values
The Company’s financial instruments consist of cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities, and convertible debt. The carrying amounts of other receivables, accounts payable and accrued liabilities approximate fair value due to the short-term maturity of these instruments.
Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable:
•Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
There were no transfers between the levels during the current or prior period.
The Company’s financial assets and financial liabilities measured at fair value on a recurring basis are measured under level 2 of the hierarchy and were calculated as follows:

As at	June 30, 2023	December 31, 2022
Conversion feature of convertible debt (refer to Note 15)	$15.9	$22.5
Accounts receivable	$0.9	$4.3

Refer to Note 5 above for additional details related to measurement of accounts receivable.
Currency risk
The Company is exposed to currency risk as its cash is mainly denominated in U.S. dollars, while its operations also require Canadian dollars and other currencies in addition to U.S. dollars. As at June 30, 2023, the impact of a 5% change in these respective currencies versus the U.S. dollar, would result in an immaterial impact.

Interest rate risk

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments. The Company is exposed to interest rate risk, as it has variable interest rate debt that includes an interest rate floor and cap. Refer to Note 15.

Credit risk

Credit risks associated with cash are minimal as the Company deposits the majority of its cash with large Canadian and U.S. financial institutions above a minimum credit rating and with a cap on maximum deposits with any one institution. The Company’s credit risks associated with receivables are managed and exposure to potential loss is also assessed as minimal.

The Company's revenue and accounts receivable primarily come from three key customers under long-term contracts. The Company manages this risk by engaging with reputable multi-national corporations in stable jurisdictions and performing a review of a potential customer’s financial health prior to engaging in business.

Liquidity risk

Management has established an appropriate liquidity risk management framework for the management of the Company’s short-term, medium and long-term funding and liquidity requirements.
The Corporation’s undiscounted significant contractual obligations and interest and principal repayments in respect of its financial liabilities and provisions are presented in the following table:

Li-Cycle Holdings Corp.
Notes to the condensed consolidated interim financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts

Undiscounted, at June 30,					2023
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Accounts payable and accrued liabilities	$77.9	$77.9	$—	$—	$—
Lease liabilities	81.9	8.8	17.1	14.8	41.2
Restoration	3.1	—	0.1	—	3.0
Convertible debt principal	331.1	—	—	331.1	—
Convertible debt interest	115.0	—	—	115.0	—
Total	$609.0	$86.7	$17.2	$460.9	$44.2

Market risk

The Company is exposed to commodity price movements for the inventory it holds and the products it produces. Commodity price risk management activities are currently limited to monitoring market prices. The Company’s revenues are sensitive to the market prices of the constituent payable metals contained in its products, notably cobalt and nickel.

The following table sets out the Company's exposure, as at June 30, 2023 and December 31, 2022, in relation to the impact of movements in the cobalt and nickel price for the provisionally invoiced sales volume of Black Mass & Equivalents by metric tonne:

	Cobalt		Nickel
As at	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
BM&E Metric tonnes subject to fair value pricing adjustments	4,977	4,428	4,977	4,428
10% increase in prices	$0.5	$0.8	$0.9	$1.4
10% decrease in prices	$(0.5)	$(0.8)	$(0.9)	$(1.4)

The following table sets out the period end commodity prices for cobalt and nickel as at June 30, 2023 and December 31, 2022:

Market price per tonne
As at	June 30, 2023	December 31, 2022
Cobalt	$31,416	$41,337
Nickel	20,075	30,400
Capital risk management
The Company manages its capital to ensure that entities in the Company will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of net cash (cash and cash equivalents after deducting convertible debt) and equity of the Company (comprising issued share capital and other reserves).

The Company is not subject to any externally imposed capital requirements as of June 30, 2023.
21.     Commitments and contingencies
As of June 30, 2023, there were $11.8 million in committed purchase orders or agreements for equipment and services (December 31, 2022: $9.5 million).

Legal Proceedings

The Company is and may be subject to various claims and legal proceedings in the ordinary course of its business. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims or legal proceedings. The Company records

Li-Cycle Holdings Corp.
Notes to the condensed consolidated interim financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts provisions for such claims when an outflow of resources is considered probable and a reliable estimate can be made. No such provisions have been recorded by the Company.

U.S. Shareholder Class Action

On April 19, 2022, a putative securities class action lawsuit was filed in the U.S. District Court for the Eastern District of New York against the Company, its CEO, and its former CFO, on behalf of a proposed class of purchasers of the Company’s publicly traded securities during the period from February 16, 2021 through March 23, 2022. The complaint, which is captioned as Barnish v. Li-Cycle Holdings Corp., et al., 1:22-cv-02222 (E.D.N.Y.), alleges that the defendants issued false and misleading statements concerning Li-Cycle’s business, which were revealed when Blue Orca Capital published a short seller report on March 24, 2022. The complaint seeks compensatory damages and an award of costs. The original complaint asserted claims under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). On July 22, 2022, the court appointed The Lanigan Group, Inc. as lead plaintiff. On October 11, 2022, the lead plaintiff filed an amended complaint asserting claims pursuant to Section 14(a) of the Exchange Act and Sections 11 and 15 of the U.S. Securities Act of 1933 on behalf of a proposed class comprising: (a) all persons who were eligible to vote at Peridot Acquisition Corp.’s extraordinary general meeting held during August 2021, and (b) all persons who acquired Li-Cycle publicly traded securities pursuant to Li-Cycle’s March 2021 Registration Statement. Unlike the original complaint, the amended complaint does not assert any claims under either Section 10(b) or Section 20(a) of the Exchange Act. The claims in the amended complaint are asserted against both the Company and certain individual defendants, including Li-Cycle’s two Co-Founders, Li-Cycle’s former CFO, two current directors of Li-Cycle (who were also directors and/or officers of Peridot Acquisition Corp. at the time of the Business Combination), and certain other directors or officers of Peridot Acquisition Corp. at the time of the Business Combination. On December 19, 2022, the Company and each of the individual defendants moved to dismiss the amended complaint in its entirety. The motion to dismiss is now fully briefed. The Company believes that the allegations in the amended complaint are without merit and intends to vigorously defend against this matter. No amounts have been recorded for any potential liability arising from this matter.
22.    Loss per share

For the three and six months ended June 30,	2023	2022	2023	2022
	In millions
Total net loss	$(35.2)	$(28.1)	$(74.6)	$(38.2)
Weighted average number of common shares	177.2	168.6	176.7	168.4
Basic and diluted loss per common share	$(0.20)	$(0.17)	$(0.42)	$(0.23)
23.     Segment reporting
The condensed consolidated financial information presented in the accompanying financial statements is reviewed regularly by the Company’s chief operating decision maker (“CODM”) for making strategic decisions, allocations resources and assessing performance. The information review by CODM for decision making purposes aligns with the information provided above in the statements of loss and comprehensive loss, financial position, and cash flows. The Corporation’s CODM is its Chief Executive Officer.
During the three and six months ended June 30, 2023, the Company operated in Canada and the United States. The Company also has invested in future operations in Europe. Management has concluded that the customers, and the nature and method of distribution of goods and services delivered, if any, to these geographic regions are similar in nature. The risks and returns across the geographic regions are not dissimilar; therefore, the Company operates as a single operating segment.
The following is a summary of the Company’s geographical information:

Li-Cycle Holdings Corp.
Notes to the condensed consolidated interim financial statements

Unaudited, all dollar amounts presented are expressed in millions of US dollars except share and per share amounts

	Canada	United States	Germany	Other	Total
Revenues
Three months ended June 30, 2023	$1.4	$2.2	$—	$—	$3.6
Three months ended June 30, 2022	0.6	(0.6)	—	—	—

Six months ended June 30, 2023	$0.9	$6.3	$—	$—	$7.2
Six months ended June 30, 2022	2.8	5.2	—	—	8.0

Non-current assets
As at June 30, 2023	$54.7	$363.6	$28.8	$11.1	$458.2
As of December 31, 2022	38.1	213.0	11.6	2.7	265.4

Revenue is attributed to each geographical location based on location of sale.
The Company does not currently have active operations in any other geographical regions.